EXHIBIT 2

TRANSLATION

June 7, 2010
TO OUR SHAREHOLDERS:

Koichi Suzuki Representative Director Internet Initiative Japan Inc. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo, Japan

Subsequent events after the preparation of the Convocation Notice of the 18th Ordinary General Meeting of Shareholders

We hereby notify you the subsequent event that occurred after the preparation of the Convocation Notice of the 18th Ordinary General Meeting of Shareholders. Details are as stated below.

IIJ to Acquire Subsidiary from AT&T Japan LLC
to make it IIJ's Wholly Owned Subsidiary

Announced on June 1, 2010, we have signed an agreement with AT&T Japan LLC ("AT&TJLLC") to acquire mainly the domestic network outsourcing service business ("the acquiring business") from AT&TJLLC, AT&T Japan K.K and Japan AT&T K.K ("AT&T Japan"). The acquiring business is planned to be IIJ's 100% owned consolidated subsidiary on September 1, 2010 (the date may change according to the future situation). The basic information of the acquiring business and the method of business transfer are as stated below.

Principal business activities
Provides global connectivity services and managed applications to customers in Japan, with an advanced portfolio of hosting and other value-added services such as mobile enterprise applications, cloud computing, application management, security, Telepresence and unified communications.

Number of clients	approximately 1,600 domestic corporate customers

Number of employees	approximately 250 employees (full-time/contract worker, planned)

acquisition price	JPY9.17 billion (planned)

We expect to realize group synergy between the business of IIJ and the acquiring business by providing our network solution to acquired domestic customers, by providing WAN services to our client bases and by providing international network services to acquired domestic customers through a business tie-up with AT&T Japan. Through this acquisition, we expect to strengthen our sales abilities as well as to achieve higher customer satisfaction by realizing group synergy and providing services by maximizing the technical skills and the excellent experience of both parties. We expect to expand the scale of our business and to achieve further growth in the mid- to long-term through this acquisition.
We have revised our FY2010 consolidated financial target, announced on May 14, 2010, to include the effect from this acquisition.
For details regarding the business transfer and the effect on FY2010 financial targets, please refer to our press releases date June 1, 2010 "IIJ to Acquire Subsidiary from AT&T Japan LLC to make it IIJ's Wholly Owned Subsidiary” and " IIJ Revises Full-Year Financial Targets for FY2010" posted on our website at:
 http://www.iij.ad.jp/en/IR.